

Mail Stop 3030

August 12, 2016

Necip Sayiner
Chief Executive Officer
Intersil Corporation
1001 Murphy Ranch Road
Milpitas, California 95035

      Re: **Intersil Corporation**
              Form 10-K for the fiscal year ended January 1, 2016
              Filed February 12, 2016
              File No. 000-29617

Dear Dr. Sayiner:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Item 1. Business

Computing & consumer, page 5

1.   Please describe the principal products and principal markets for your computing and consumer products. Please refer to Regulation S-K Item 101(c)(1)(i).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue, Cost of Revenue and Gross Margin, page 25

2.   We note from your selected financial data under Item 6 on page 24 that your revenues have decreased in each of the last five years. Although we note from your disclosure on page 26 that you have quantified the increases or decreases in unit sales and average selling prices for the periods presented in your filing, your MD&A disclosure does not

appear to adequately describe the trends underlying the declines in your revenues. Please revise future filings to better explain the reasons for the changes in your revenues. Please also disclose in future filings, as applicable, any known trends that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenues and whether those changes are expected to continue. Please refer to Regulation S-K Item 303(a)(3)(ii).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Andrew S. Hughes, Esq.
        General Counsel – Intersil Corporation